SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Attached hereto and incorporated by reference herein is Registrant’s press release dated March 31st, 2006 announcing Registrant’s first quarter financial results.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) BY: /S/ Eran Gilad —————————————— Eran Gilad CFO

Dated: April 24, 2006

EARNINGS RELEASE

FOR IMMEDIATE RELEASE

Q1/2006: ANOTHER RECORD
QUARTER FOR SILICOM

– 9th Consecutive Quarter of Rising Revenues;
New Records for Sales, Operating Income and Net Income –

        KFAR SAVA, Israel – April 24, 2006 – Silicom Ltd. (NASDAQ and TASE: SILC) today reported record financial results for the first quarter ended March 31, 2006.

        Revenues for the first quarter of 2006 were $3,287,000, an increase of 44% compared with $2,280,000 for the first quarter of 2005, and an increase of 5% compared with $3,126,000 for the fourth quarter of 2005. These are the highest quarterly sales in Silicom’s history and the Company’s ninth consecutive quarter of rising revenues.

        Net income for the quarter was a record $548,000, or $0.11 per share (basic and diluted), more than triple the net income of $150,000, or $0.04 per share (basic and diluted), recorded in the first quarter of 2005, and an increase of 16% compared with $473,000, or $0.11 per share (basic and diluted) for the fourth quarter of 2005.

        The Company’s cash and cash equivalents at the end of the quarter totaled $7.8 million compared to $1.8 million (net) at the end of the fourth quarter of 2005 reflecting the contribution of the public offering completed in January 2006 and the quarter’s positive cash flow.

        Commenting on the results, Shaike Orbach, President and CEO, said, “We are proud to kick off 2006 with the strongest quarter in our history, setting new records for our revenues, operating profit and net income. These satisfying results reflect the contribution of a growing platform of repeat sales and a flow of new Design Wins, together with a steady level of expenses. During the quarter, we recorded strategic Design Wins with two new customers, a major manufacturer of traffic management/load balancing appliances and an industry-leading provider of Internet security appliances. Also during the quarter we dual-listed the Company on the Tel Aviv Stock Exchange and completed a $6 million public offering, moves that have increased the liquidity of our share and increased our working capital.

        “Taken as a whole, with strong cash reserves, a growing range of superb products, an expanded foundation of about 35 Design Wins and a strong presence in the security, storage, load balancing, traffic management and other industries, we believe that we are well positioned to achieve new records in our 2006 revenues and net income.”

Silicom Ltd. is an industry-leading provider of high-performance server/appliances networking solutions. The Company’s flagship products include a variety of multi-port Gigabit Ethernet, copper and fiber-optic, server adapters and innovative BYPASS adapters designed to increase throughput and availability of server-based systems, security appliances and other mission-critical gateway applications. Silicom also offers a broad range of its traditional PC Cards, PCI cards and USB products. For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company’s control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Contact:

Eran Gilad, CFO
Silicom Ltd.
Tel: +972-9-764-4555
E-mail: erang@silicom.co.il

– FINANCIAL TABLES FOLLOW –

Silicom Ltd. Consolidated
Summary of Results

U.S. dollars, in thousands, except for per share amounts

	Three-month period ended March 31, (Unaudited)

	2006	2005

Sales	$3,287	$2,280
Cost of sales	1,968	1,375

Gross profit	1,319	905

Research and development costs, gross	400	404
Less - royalty bearing participations	-	(36)

Research and development costs, net	400	368

Selling and marketing expenses	220	234
General and administrative	206	157

	826	759

Operating Income	493	146

Financial Income, net	55	4

Net Income	$548	$150

Basic income per share	$0.11	$0.04

Weighted average number of shares outstanding - Basic
EPS (in thousands)	4,955	4,200

Diluted income per share	$0.11	$0.04

Weighted average number of shares outstanding - Diluted
EPS (in thousands)	5,218	4,254

Silicom Ltd. Consolidated Balance Sheets
(U.S. dollars, in thousands)

	March 31, 2006 (Unaudited)	December 31, 2005 (Unaudited)

Assets

Current assets
Cash and cash equivalents	$7,857	$2,276
Trade receivables	2,214	2,395
Other receivables	564	453
Inventories	3,795	2,994

	14,430	8,118

Severance pay fund	601	587
Property and equipment, net	314	292
Other assets	46	48

Total assets	$15,391	$9,045

Liabilities and shareholder's equity

Current liabilities
Short-term bank credit	-	500
Trade payables	2,350	2,020
Other payables and accrued liabilities	901	822

Total current liabilities	3,251	3,342

Liability for severance pay	1,049	1,031

Total liabilities	4,300	4,373

Shareholders' Equity
Share capital and additional paid in
capital	11,835	5,964
Treasury stock	(38)	(38)
Retained earnings (deficit)	(706)	(1,254)

	11,091	4,672

Total liabilities and shareholders equity	$15,391	$9,045